Jeremiah G. Garvey

(412) 562-8811

garveyjg@bipc.com

August 12, 2005

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CNX Gas Corporation (the “Company”) — Filing on Form S-1

Ladies and Gentlemen:

On behalf of the Company and pursuant to Regulation S-T (“Regulation S-T”) and the Securities Act of 1933, as amended (the “Securities Act”), enclosed for filing via EDGAR is the Company’s registration statement on Form S-1 (the “Registration Statement”) relating to the registration of 27,936,667 shares of the Company’s common stock, $.01 par value per share.

Pursuant to Item 102 of Regulation S-K, we are consulting with the Office of Engineering, Division of Corporate Finance, because reserve estimates are referred to in the Registration Statement.

The Company has wired $53,000.00, of which $52,610.33 is payment of the fee required by Section 6(b) of the Securities Act. The Company is transferring the funds from an account at PNC Bank, N.A., Pittsburgh, Pennsylvania to the Commission’s account at Mellon Bank, Pittsburgh, Pennsylvania. The Company’s CIK number is 0001335793. The Company has designated the wired funds as restricted.

Any questions or comments relating to this filing should be directed to the attention of the undersigned at (412) 562-8811. Thank you.

Very truly yours,

/s/ Jeremiah G. Garvey

Enclosure

cc:	P. Jerome Richey
Jay Hammond
Lewis U. Davis, Jr.